UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

3.25% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2036

4.00% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2041

(Title of Class of Securities)

02744MAA6

02744MAB4

(CUSIP Number of Class of Securities)

David P. Holveck

Chief Executive Officer

American Medical Systems Holdings, Inc.

10700 Bren Road West

Minnetonka, Minnesota 55343

(952) 930-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles K. Ruck R. Scott Shean Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 Telephone: (714) 540-1235	Eileen T. Nugent Brandon Van Dyke Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$118,121,488.56	$13,713.90

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $60.985 million aggregate principal amount of the 3.25% Convertible Senior Subordinated Notes due 2036 at the purchase price of $1,004.36 per $1,000 of Notes outstanding as of June 30, 2011 and $56.018 million aggregate principal amount of the 4.00% Convertible Senior Subordinated Notes due 2041 at the purchase price of $1,015.22 per $1,000 of Notes outstanding as of June 30, 2011.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory #5 for Fiscal Year 2011 equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Date Filed: Not applicable.	Form or Registration No.: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 27, 2006 (as amended by the First Supplemental Indenture, dated September 6, 2006, and the Second Supplemental Indenture, dated June 17, 2011, the “2036 Indenture”), among American Medical Systems Holdings, Inc., a Delaware corporation (the “Company”), the Notes Guarantors (as defined in the 2036 Indenture) and U.S. Bank National Association, as trustee (the “Trustee”), governing the 3.25% Convertible Senior Subordinated Notes due 2036 (the “2036 Notes”) and the Indenture, dated as of September 21, 2009 (the “2041 Indenture”), among the Company, the Subsidiary Guarantors (as defined in the 2041 Indenture) and the Trustee, governing the 4.00% Convertible Senior Subordinated Notes due 2041 (the “2041 Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company, with respect to the right of each holder of the 2036 Notes to sell, and the obligation of the Company to purchase, the 2036 Notes pursuant to the terms and conditions of the Designated Event Company Notice and Offer to Purchase dated July 1, 2011 (as may be amended or supplemented from time to time, the “Designated Event Company Notice”) attached hereto as Exhibit (a)(1)(A), the 2036 Indenture and the 2036 Notes (the “2036 Notes Offer”), and, with respect to the right of each holder of the 2041 Notes to sell, and the obligation of the Company to purchase, the 2041 Notes pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Purchase dated July 1, 2011 (as may be amended or supplemented from time to time, the “Fundamental Change Company Notice”) attached hereto as Exhibit (a)(1)(B), the 2041 Indenture and the 2041 Notes (the “2041 Notes Offer”).

A Designated Event (as defined in the 2036 Indenture) with respect to the Company occurred on June 17, 2011 as a result of the consummation of the merger (the “Merger”) of NIKA Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly owned subsidiary of Endo Pharmaceuticals Holdings Inc. (“Endo”), a Delaware corporation, with and into the Company pursuant to the Agreement and Plan of Merger, dated as of April 10, 2011, among the Company, Endo and Merger Sub. A Fundamental Change (as defined in the 2041 Indenture) with respect to the Company occurred on June 17, 2011 as a result of the consummation of the Merger.

This Schedule TO, the Designated Event Company Notice and the Fundamental Change Company Notice are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the section of each of the Designated Event Company Notice and Fundamental Change Company Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is American Medical Systems Holdings, Inc., a Delaware corporation. The address and telephone number of the Company’s principal executive offices is 10700 Bren Road West, Minnetonka, Minnesota 55343, (952) 930-6000.

(b) The securities that are the subject of the 2036 Notes Offer are the Company’s 3.25% Convertible Senior Subordinated Notes due 2036 (CUSIP No. 02744MAA6) and the securities that are subject to the 2041 Notes Offer are the Company’s 4.00% Convertible Senior Subordinated Notes due 2041 (CUSIP No. 02744MAB4). As of June 30, 2011, there were $60,985,000 in aggregate original principal amount of the 2036 Notes outstanding and $56,018,000 in aggregate original principal amount of the 2041 Notes outstanding, convertible, in each case, into cash.

(c) The information set forth in the section of each of the Designated Event Company Notice and Fundamental Change Company Notice entitled “Important Information Concerning the Repurchase Option — Section 2 — Information Concerning the Notes — 2.4 Market for the Notes and the Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person and the subject company. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the section of each of the Designated Event Company Notice and Fundamental Change Company Notice entitled “Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of each of the Designated Event Company Notice and Fundamental Change Company Notice contain a description of the material terms of the transaction and are incorporated herein by reference.

•	“Summary Term Sheet”;

•	“Important Information Concerning the Repurchase Option — Section 2 — Information Concerning the Notes”;

•	“Important Information Concerning the Repurchase Option — Section 3 — Procedures to Be Followed by Holders Electing to Tender Notes for Repurchase”;

•	“Important Information Concerning the Repurchase Option — Section 4 — Right of Withdrawal”;

•	“Important Information Concerning the Repurchase Option — Section 5 — Payment for Tendered Notes”;

•	“Important Information Concerning the Repurchase Option — Section 6 — Notes Acquired”;

•	“Important Information Concerning the Repurchase Option — Section 7 — Plans or Proposals of the Company”;

•	“Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates”;

•	“Important Information Concerning the Repurchase Option — Section 11 — Material United States Income Tax Considerations”;

•	“Important Information Concerning the Repurchase Option — Section 9 — Legal Matters; Regulatory Approvals”; and

•	“Important Information Concerning the Repurchase Option — Section 10 — Repurchase of Notes by the Company and its Affiliates.”

(b) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates” and “Important Information Concerning the Repurchase Option — Section 10 — Repurchase of Notes by the Company and its Affiliates” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Summary Term Sheet”; “Important Information Concerning the Repurchase Option — Section 1 — Information Concerning the Company”; “Important Information Concerning the Repurchase Option — Section 2 — Information Concerning the Notes — Section 2.1 — The Company’s Obligation to Repurchase the Notes”; “Important Information Concerning the Repurchase Option — Section 6 —Notes Acquired”; “Important Information Concerning the Repurchase Option — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Repurchase Option — Section 12 — Additional Information” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 5 — Payment for Tendered Notes” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 13 — No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in each of the Designated Event Company Notice and Fundamental Change Company Notice under “Important Information Concerning the Repurchase Option — Section 1 — Information Concerning the Company”; “Important Information Concerning the Repurchase Option — Section 8 — Interests of Directors, Executive Officers and Affiliates”; “Important Information Concerning the Repurchase Option — Section 9 — Legal Matters; Regulatory Approvals” and “Important Information Concerning the Repurchase Option — Section 12 — Additional Information” is incorporated herein by reference.

(b) The information set forth in the Designated Event Company Notice and Fundamental Change Company Notice, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated hereto by reference.

Item 12.	Exhibits.

(a)(1)(A)	Designated Event Company Notice, dated July 1, 2011.

(a)(1)(B)	Fundamental Change Company Notice, dated July 1, 2011.

(a)(1)(C)	Summary Newspaper Advertisement published in Investor’s Business Daily on July 1, 2011.

(b)	None.

(d)(1)	Indenture, dated as of June 27, 2006, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2006 (file no. 000-30733).

(d)(2)	First Supplemental Indenture, dated as of September 6, 2006, between Laserscope and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2006 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(3)	Second Supplemental Indenture, dated as of June 17, 2011, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2011 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(4)	Indenture, dated as of September 21, 2009, among American Medical Systems Holdings, Inc., the Subsidiary Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2009 (file no. 000-30733).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ David P. Holveck
Name: David P. Holveck
Title: Chief Executive Officer

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Designated Event Company Notice, dated July 1, 2011.

(a)(1)(B)	Fundamental Change Company Notice, dated July 1, 2011.

(a)(1)(C)	Summary Newspaper Advertisement published in Investor’s Business Daily on July 1, 2011.

(b)	None.

(d)(1)	Indenture, dated as of June 27, 2006, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2006 (file no. 000-30733).

(d)(2)	First Supplemental Indenture, dated as of September 6, 2006, between Laserscope and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2006 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(3)	Second Supplemental Indenture, dated as of June 17, 2011, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2011 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(4)	Indenture, dated as of September 21, 2009, among American Medical Systems Holdings, Inc., the Subsidiary Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2009 (file no. 000-30733).

(g)	None.

(h)	None.